FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

Report on Form 6-K dated December 20, 2007

Magyar Telekom Plc.

(Translation of registrant’s name into English)

Budapest, 1013, Krisztina krt. 55, Hungary

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Investor Release

Contacts
Krisztina Förhécz	Magyar Telekom IR	+36 1 457 6029
Rita Walfisch	Magyar Telekom IR	+36 1 457 6036
investor.relations@telekom.hu

Update on Magyar Telekom’s headcount reduction program - costs to be lower than anticipated

Budapest – December 20, 2007 – Magyar Telekom (Reuters: NYSE: MTA.N, BÉT: MTEL.BU and Bloomberg: NYSE: MTA US, BÉT: MTELEKOM HB), the leading Hungarian telecommunications service provider, announces further details on the headcount reduction agreed with the trade unions in October.

In line with the announcement made on 1st October, Magyar Telekom aims to decrease the underlying Group-level employee related expenses by 5% next year. The related severance payments accounted in the fourth quarter 2007 will, however, be lower than the HUF 24bn originally estimated. After finalizing the details with the trade unions, defining the final structure of the headcount reduction and identifying the employees to be laid off, the financial cost of the program decreased. In addition, the headcount reduction program at the international subsidiaries has been postponed. As a result, severance expenses accounted in the fourth quarter are now expected to be around HUF 19 bn. The cash flow impact for 2007 will be around HUF 3 bn.

This investor news contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore should not have undue reliance placed upon them. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors are described in, among other things, our Annual Report on Form 20-F for the year ended December 31, 2006 filed with the U.S. Securities and Exchange Commission.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Magyar Telekom Plc.
(Registrant)

By:
Szabolcs Czenthe
Director
M&A Execution and Investor Relations

Date: December 20, 2007